U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   FEBRUARY 1, 1994
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person

     William C. Bossung
     9800 Camden Hills Avenue
     Las Vegas, Nevada 89145

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2. Issuer Name and Ticker or Trading Symbol

     Latin American Casinos, Inc.


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3. IRS or Social Security Number or Reporting Person (Voluntary)


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4. Statement for Month/Year

     November, 2000


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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [X] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)


                             Chief Operating Officer
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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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1. Title       2. Trans-  3. Trans-   4. Securities Acquired (A)   5. Amount of     6. Owner-        7. Nature of
   of Security    action     action      or Disposed of (D)           Securities       Ship Form:       Indirect Bene-
   (Instr. 3)     Date       Code        (Instr. 3, 4 and 5)          Beneficially     Direct (D)       ficial Owner-
                  (Month/    Instr.8)                                 Owned at         or Indirect      ship
                  Day/Year)  --------------------------------------   End of Month     (I)              (Instr. 4)
                             Code    V     Amount    (A) or   Price   (Instr. 3 and 4) (Instr. 4)
                                                     (D)
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  Common Stock    11/22/00    J (See Below) 100,000(A)        $1.75      639,403            I           Alliance Financial
                                                                                                        Network, Inc.


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
                                                                          (Over)
                                                                 SEC 1474 (3/91)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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1.Title    2.Conver-  3.Trans-  4.Transac-  5.Number    6.Date      7.Title and  8.Price      9.Number of   10.Owner-   11.Nature
  of Deriv-  sion or    action    tion Code   of Deriv-   Exercise    Amount of    of Deriva-   Derivative     ship Form   of Indir-
  ative      Exercise   Date      (Instr. 8)  ative Se-   and Expir-  Underlying   tive Secur-  Securities     of Deriv-   ect Bene-
  Security   Price of   (Month/               curities    ation Date  Securities   ity (Instr.  Beneficially   ative Se-   ficial
  (Instr. 3) Derivative Day/Year)             Acquired    (Month/Day/ (Instr.      5)           Owned at End   curity:     Ownership
             Security                         (A) or      Year)       3 & 4)                    of Month       Direct     (Instr. 4)
                                              Disposed   ---------------------------            (Instr. 4)     (D) or
                                              of (D)     Date    Expir-      Amt. or                           Indirect
                                              (Instr.    Exer-   ation Title Num. of                           (I) (Instr.
                                              3, 4 & 5)  cisable Date        Shares                            4)
                                 ---------------------
                                  Code   V   (A)   (D)
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Explanation of Responses:

Shares acquired pursuant to employment arrangement.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S. C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


  /s/ WILLIAM C. BOSSUNG                              December 8, 2000
  ----------------------------------                  ----------------
      William C. Bossung                                    Date